WICKERSHAM & MURPHY A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 430 CAMBRIDGE AVENUE, SUITE 100 PALO ALTO, CALIFORNIA 94306 TELEPHONE: (650) 323-6400
A. John Murphy	FAX: (650) 323-1108	E-Mail Address: jmurphy@wickersham.com

January 17, 2006

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director

Re:	Shoe Pavilion, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed December 16, 2005 and Documents Incorporated by Reference File No. 333-129210

Ladies and Gentlemen:

We are writing on behalf of our client, Shoe Pavilion, Inc., (“Shoe Pavilion” or the “Company”), in response to the comment letter from the Division of Corporation Finance staff of the Securities and Exchange Commission (the “Staff”) to the Company dated January 5, 2006, commenting on Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-129210) and documents incorporated by reference. Transmitted herewith for filing via EDGAR is Pre-effective Amendment No. 2 (the “Amendment”) to Shoe Pavilion’s registration statement on Form S-3, filed on January 17, 2006 (the “Registration Statement”).

The text of each comment, and Shoe Pavilion’s response thereto, are set forth below and numbered to correspond with the numbering in the Staff’s comment letter. The responses to each of the Staff’s comments are as follows:

Form S-3

1. We note your response to comment 1 in our letter dated November 22, 2005. Please note that Rule 416(a) is applicable only “if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from . . . issuances of additional securities at less than the option or conversion price. . . .” Refer to SEC Release 33-4806. If you are relying on Rule 416 to cover additional shares of common stock issuable pursuant to an anti-dilution provision, then revise the registration statement to omit the additional 214,285 shares and disclose your reliance on Rule 416 in the fee table. In the alternative, if you

Division of Corporation Finance

January 17, 2006

are not relying on Rule 416, then revise to omit the additional 214,285 shares from this registration statement and file a new registration statement to cover the resale of any future additional shares issued pursuant to the full ratchet provision, assuming the selling stockholder desires to sell those additional shares. Refer to 3S, Securities Act Sections, March 1999 Supplement to Manual of Publicly Available Telephone Interpretations.

Response: The Company has omitted from the Registration Statement the 214,285 shares that were originally included in contemplation of the possible future trigger of the full ratchet price anti-dilution provisions of the preferred stock and warrants owned by Magnetar. In the event the provisions are, in fact, triggered in the future, and Magnetar desires to sell the additional shares issuable upon conversion and exercise, Shoe Pavilion will file a new registration statement covering such additional shares.

Forward-Looking Statements, page 4

2. Please move the discussion of forward-looking statements so that it appears after the risk factors section.

Response: The Company has moved Forward-Looking Statements to follow the risk factors section of the prospectus. Please see page 8.

Risk Factors, page 5

3. We note your response to comment 3 in our letter dated November 22, 2005. We reissue that part of our previous comment asking you to include a risk factor that discusses the dilution that stockholders may experience upon the exercise of warrants or conversion of the preferred stock into common stock by Magnetar. Future issuances of common stock in the absence of preemptive rights may result in dilution to your stockholders.

Response: The Company has included a new risk factor in the Registration Statement highlighting the possible dilutive effect of the conversion of the preferred stock and exercise of the warrants. Please see page 8.

Our credit facility contains many customer . . ., page 5

4. We note your response to comment 4 in our letter dated November 22, 2005 and your new risk factor concerning how the credit facility may limit your expansion plans. Please eliminate the disclosure language indicating that you will have adequate capital resources since it mitigates the point of the risk. Further, in your response to comment 18 in our letter, you state that the agreement limits the number of store openings and closings to five during any fiscal year after 2004. Please discuss the specific limitation on the number of store openings and closings and how this will impact your expansion plans.

Division of Corporation Finance

January 17, 2006

Response: We have noted the Staff’s position that it is not appropriate to discuss in risk factors positive developments that could mitigate the risk described. Accordingly, the Company has deleted the entire second paragraph of the risk factor, including the sentence that stated the Company’s belief that it will have adequate capital for its expansion plans. Supplementally, please be advised that the Company has had recent discussions with Wells Fargo Retail Finance regarding its growth plans for the current fiscal year, and Wells Fargo has preliminarily indicated its willingness to support the Company in increasing the capital expenditure limitations to allow the Company to achieve its planned store openings in 2006. Please also be advised that the limitation on the number of store openings and closings was removed in Amendment No. 3 to the credit facility, and therefore, the reference to that limitation in the Company’s prior response letter was not correct. The foregoing notwithstanding, the Company has expanded the disclosure of the credit facility risk factor to discuss the limitations currently imposed by Wells Fargo on the Company’s expansion plans and their impact thereon, including the need to obtain an amendment to the credit facility or waiver of certain restrictions contained therein in order to implement the growth plan. It is also noted that Wells Fargo is under no obligation to grant such waiver or enter into such amendment. Please see page 4.

Principal and Selling Stockholders, page 11

5. Please revise the number of shares offered by Magnetar. On the cover page, Magnetar appears to be offering a total of 714,285 shares of common stock for resale.

Response: The Principal and Selling Stockholders table has been revised to correct the inadvertent error in listing the number of shares offered for resale by Magnetar. The correct number is 714,285, as stated on the cover page and elsewhere in the Prospectus.

Part II. Information Not Required in the Prospectus

Item 17. Undertakings, page II-2

6. Please revise to include the undertakings required by Item 512(a)(5)(i) of Regulation S-K. Refer to Questions 3 and 4, Securities Offering Reform Transition Questions and Answers, September 13, 2005 (http://www.sec.gov/divisions/corpfin/transitionfaq.htm).

Response: The Company has included the new Item 512(a)(5)(i) undertakings in the Registration Statement.

Division of Corporation Finance

January 17, 2006

Form 10-K for Fiscal Year Ended January 1, 2005

Liquidity and Capital Resources, page 15

7. We note your response to comment 18 in our letter dated November 22, 2005. Please also discuss any requirements to maintain reserves and the limitations on additional indebtedness, disposal of assets, consignments, and distributions.

Response: In the Liquidity and Capital Resources discussion of the Company’s Form 10-K for the fiscal year ended December, 31, 2005, the Company will include substantially the following language:

The credit agreement does not contain any restrictions on disposal of assets or closure of stores other than a restriction prohibiting the Company from taking action to convey, sell, lease, license, assign, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of its assets. The credit agreement restricts the Company from incurring additional indebtedness, except to the extent provided in the credit agreement. The Company is also restricted from consigning any of its inventories to third parties under a bill and hold, sale or return, sale on approval or other conditional terms of sales. The Company is also restricted from making any distribution, declaration or payment of any dividend (in cash or other property, other than common stock without the lender’s prior written consent).

Notes to Consolidated Financial Statements

General

8. We note your response to comment 20 in our letter dated November 22, 2005. Please confirm that in any future filings you will disclose not only the year-end balances in your allowance for sales returns, but also the additions to and deductions from this reserve during the year. See Rules 5-04 and 12-09 of Regulations S-X.

Response: On behalf of Shoe Pavilion, we confirm that in any future filings, the Company will disclose not only the year-end balances in the allowance for sales returns, but also the additions to and deductions from this reserve during the year.

Please direct any comments or questions regarding the Company’s response to this comment letter to the undersigned or in my absence, Debbie Weiner of this firm.

Very truly yours,

/s/ A. John Murphy
A. John Murphy

Division of Corporation Finance

January 17, 2006

cc.	Scott Anderegg, Esq., Staff Attorney
Anthony Watson, Accountant
Dmitry Beinus, CEO and President
Neil Watanabe, Executive Vice President and CFO
David Kral, Deloitte & Touche
Debra K. Weiner, Esq.